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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members and membership interest holders on November 7, 2000 and is currently available on the CBOT's intranet site, MemberNet. The presentation referenced in such letter was filed on November 3, 2000.

November 6, 2000

Dear Fellow Member,

A membership meeting was held on November 2 to discuss the current status of our legal actions regarding the preservation of the CBOE exercise right. I would like to thank all of you who were able to attend last Thursday's floor meeting, either in person or via MemberNet.

Attached to this cover letter are the November 2 presentation slides utilized by attorneys John Stassen and Garrett Johnson of Kirkland and Ellis. We are convinced that the CBOE exercise right is protected by the CBOE's terms of incorporation.

These slides summarize the rationale behind our position on the CBOE exercise right. It is my hope that this matter can be resolved with the CBOE as quickly and efficiently as possible so that we may continue the process of restructuring our organization.

Sincerely,

/s/David P. Brennan

DAVID P. BRENNAN

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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